To respond to the news reported by Apple Daily on September 23, 2008 about rumors that UMC plans to lay off 1,300 employees due to a slow economy, UMC would like to announce the following:

1. Contrary to the rumors, UMC has no plans to reduce any set number or percentage of its headcount. UMC’s workforce is determined by the needs of the company’s development as well as employee performance. To address the current economic situation, UMC plans to be more conservative when recruiting new employees. However, UMC will continue to hire for positions that contribute to the company’s long-term competitiveness, such as R&D engineers.

2. UMC will not shut down any fabs. During this temporary slowdown in market demand, UMC will continue to implement cost-saving measures; however there are absolutely no plans to close any of UMC’s fabs.

3. With good operating cash flow, sufficient cash and low debt, UMC is well-positioned through this economic slowdown and expects to be well prepared for the next economic recovery.